Exhibit 99.1

HeadHunter Group PLC Announces the Appointment of Sergey Arseniev to the Audit Committee

MOSCOW, Russia, March 14, 2023 – HeadHunter Group PLC (Nasdaq: HHR; MOEX: HHRU) (“HeadHunter” or the “Company”) is pleased to announce the appointment of Sergey Arseniev as an independent non-executive director, to the Audit Committee of the Board, effective March 13, 2023.

Audit Committee is now comprised of three members: Douglas Gardner (Chairperson), Olga Filatova and Sergey Arseniev.

Contacts:

Investor Inquiries

Telman Shagants

E-mail: investor@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.